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                          March 25, 2022

       Mark Murray
       Chief Executive Officer
       Jones Soda Co
       66 South Hanford Street, Suite 150
       Seattle, Washington 98134

                                                        Re: Jones Soda Co
                                                            Registration
Statement on Form S-1
                                                            Filed March 17,
2022
                                                            File No. 333-263641

       Dear Mr. Murray:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Andrew Bond